

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

March 5, 2010

Sardar Biglari
Chief Executive Officer
The Steak n Shake Company
36 S. Pennsylvania Street, Suite 500
Indianapolis, Indiana 46204

      Re: The Steak n Shake Company
             Form 10-K
             Filed December 14, 2009
             File No. 000-08445

Dear Mr. Biglari:

We have completed our review of your Form 10-K and related amendment and correspondence and have no further comments at this time.

Sincerely,

Susan Block
Attorney-Advisor

cc: Mark B. Barnes
       Fax: (317) 592-4868